1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

August 15, 2017

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File No. 333-219219) (the “Registrant”)

Dear Ms. Christina DiAngelo Fettig:

We are writing in response to a comment you provided via e-mail to me on August 11, 2017 with respect to the Registrant’s responses (filed on August 9, 2017; Accession No. 0001104659-17-050714) to comments provided by Mr. Jeffrey Long to the preliminary Information Statement/Prospectus on Form N-14 filed on July 10, 2017, relating to the reorganization of The Hartford Unconstrained Bond Fund (the “Acquired Fund”) with and into The Hartford Strategic Income Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant (the “Reorganization”).

On behalf of the Registrant, we have reproduced your comment below and provided the Registrant’s response immediately thereafter.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in Post-Effective Amendment Number 1 to the Information Statement/Prospectus on Form N-14 filed by the Registrant on August 9, 2017 (the “N-14”).

1.	Comment:

Please file supplemental correspondence stating the percentage (calculated as a percentage of Acquired Fund assets rather than the combined assets of the merged entity) of Acquired Fund securities that will be sold in connection with the Reorganization. The percentage provided should include sales both before and after the Reorganization and should not include sales made in the normal course of business.

Response:

Registrant confirms that the Acquired Fund’s portfolio managers do not intend to engage in any investment-related transition activities in the lead up to the Reorganization.  There are a number of instruments, primarily “to-be-announced” agency mortgage-backed securities, that would need to be unwound immediately prior to the Reorganization, not for investment reasons, but because these may not be transferred in a reorganization.  Similar instruments would likely be entered into by the Acquiring Fund after the Reorganization.  As of April 30, 2017, these instruments represented approximately 39.6% of the market value of the Acquired Fund’s portfolio.  However, to the extent that there are redemptions leading up to the Reorganization, the Acquired Fund’s portfolio managers anticipate unwinding these instruments in the normal course of business to meet redemptions.  The transaction costs associated with unwinding any remaining instruments immediately before the Reorganization are anticipated to be minimal.  Further, the Acquired Fund has significant capital loss carryforwards, as disclosed in the N-14, that are estimated to be sufficient to offset any capital gains generated by the transactions immediately prior to the Reorganization. Based on all of these factors, Registrant does not believe any changes to the disclosure are necessary.

Sincerely,

/s/Corey F. Rose

Corey F. Rose

cc:                  John B. Ashley
John V. O’Hanlon